Exhibit 99.1

Catalyst to indefinitely curtail paper machine at Powell River

RICHMOND, BC, Dec. 15, 2014 /CNW/ - Catalyst Paper (TSX: CYT) today announced the decision to indefinitely curtail the No. 9 paper machine, one of three machines at its Powell River operation. This decision is fully market-related as the company is facing a lack of orders and a declining market for the paper manufactured on paper machine No. 9, which was temporarily curtailed on October 27.

"This is a difficult, but necessary decision that supports Catalyst's commitment to align mill operations and production with market demand," said Joe Nemeth, President and Chief Executive Officer. "We are committed to making the Powell River operation successful for the long term, and will be working with our employees, leadership and the unions on a plan to make improvements to secure our sustainability."

It is anticipated that this change will result in the loss of 50 jobs at the Power River operations and the Surrey Distribution Centre, Catalyst's product distribution hub. The company will be working with employees and the Union locals on a transition plan to mitigate the impact of this decision.

About Catalyst Paper
Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills in British Columbia, Catalyst has annual production capacity of 1.5 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement
Certain matters in this news release, including statements with respect to the possibility of future curtailments, potential for layoffs, customer orders, demand for products and production, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to improve productivity and operating costs, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com. For these reasons, readers should not place undue reliance on forward-looking statements.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Brian Baarda, Vice-President, Finance & CFO, 604-247-4710; Media Contacts: Fred Chinn, VP & General Manager, Powell River, 604-483-2715; Eduarda Hodgins, Director, OD & Communications, 604-247-4369

CO: Catalyst Paper Corporation

CNW 17:30e 15-DEC-14